February 21, 2019

Tony C. Maranto
President and Chief Executive Officer
Roan Resources, Inc.
14701 Hertz Quail Springs Pkwy
Oklahoma City, OK 73134

       Re: Roan Resources, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 8, 2019
           File No. 333-227953

Dear Mr. Maranto:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2018 letter.

Form S-1/A filed February 8, 2019

Prospectus Summary
Our Company, page 1

1. We note your response to comment 1 and we reissue the comment in part as we were unable to locate support for your claim that your operation of eight rigs in Oklahoma makes you "one of the most active operators in Oklahoma based on rig count." Please provide further supplemental support for the assertion or revise.
 Tony C. Maranto
FirstName LastNameTony C. Maranto
Roan Resources, Inc.
Comapany NameRoan Resources, Inc.
February 21, 2019
February 21, 2019 Page 2
Page 2
FirstName LastName
Risk Factors
Risks Related to Our Business
Legislation or regulatory initiatives intended to address seismic activity . . .. ., page 36

2. We note your response to comment 9 and reissue the comment in part. Please revise your disclosure in this risk factor to address the recent earthquake in Grady County and the
         Oklahoma Corporation Commission's subsequent order to temporarily shut down your ongoing well completion in that area.
Description of Capital Stock
Forum Selection, page 133

3. We note that your forum selection provision identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including "derivative actions."
         Please disclose whether you intend for this provision to apply to actions arising under the
         Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, please disclose that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
Roan Resources, Inc.
Notes to Pro Forma Condensed Combined Financial Statements (Unaudited) Supplemental Pro Forma Combined Oil and Gas Reserve and Standardized Measure Information
(Unaudited)
Estimated Pro Forma Combined Quantities of Proved Reserves, page F-6

4. The expanded disclosure provided in Amendment No. 1 in response to comment 20 does not appear to include an explanation of the reason(s) for the significant changes related to each line item other than production. Regarding the changes in the proved reserves for the
         Acquired Properties presented on page F-6, you disclose a significant increase in natural gas reserves and total proved reserves expressed as barrels of oil equivalent due to revisions in the previous estimates of such reserves without an accompanying explanation of the reason(s) for the change. Refer to FASB ASC 932-235-50-5 and revise your disclosure accordingly. This comment also applies to the disclosure for Roan Resources
         LLC presented on page F-34 regarding the changes due to the purchase of reserves for the period ending December 31, 2015 and the revisions of the previous estimates of reserves for the periods ending December 31, 2015 and 2016, respectively.
 Tony C. Maranto
Roan Resources, Inc.
February 21, 2019
Page 3
General

5. Given the guidance in Rules 3-12(b) and 3-01(c) of Regulation S-X, it appears you will need to update your financial statements prior to effectiveness of the registration statement.
       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. If you have questions regarding comments on the financial statements and related matters, you may contact Jenifer Gallagher, Staff Accountant, at (202)
551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337. Please contact Parhaum J.
Hamidi, Attorney-Adviser at (202) 551-3421 or Lauren P. Nguyen, Legal Branch Chief, at (202)
551-3642 with any other questions.



FirstName LastNameTony C. Maranto                            Sincerely,
Comapany NameRoan Resources, Inc.
                                                             Division of
Corporation Finance
February 21, 2019 Page 3                                     Office of Natural
Resources
FirstName LastName